Pricing sheet dated March 25, 2024 relating to Preliminary pricing supplement dated March 22, 2024	Registration Statement Nos. 333-270004 and 333-270004-01 Rule 433
JPMorgan Chase Financial Company LLC

$335,000,000
Cash-Settled Equity Linked Notes Linked to the Class A Common Stock of Meta Platforms, Inc. due March 15, 2027

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

Pricing Terms — March 25, 2024

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Credit Risk:	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
Reference Stock:	The Class A common stock, par value $0.000006 per share, of Meta Platforms, Inc. (Bloomberg ticker: META). We refer to Meta Platforms, Inc. as the “Reference Stock Issuer.”
Interest Rate:	1.25% per annum, paid semiannually and calculated on a 30/360 basis
Interest Payment Dates†:	If the notes have not been previously converted (for cash) early, interest on the notes will be payable semiannually on March 15 and September 15 of each year during the term of the notes (each such day, an “Interest Payment Date”), commencing September 15, 2024 and ending on, and including, the Maturity Date. See “Selected Purchase Considerations — Semiannual Interest Payments” in the accompanying preliminary pricing supplement for more information.
Cash Conversion Feature:

Until a Make-Whole Event has occurred, the notes may be converted (for cash) at the option of investors on any business day prior to the 2nd scheduled trading day immediately preceding the Maturity Date only if specified conditions are met as set forth under “Additional Key Terms” on page PS-1 of the accompanying preliminary pricing supplement. Notes not converted (for cash) early will be converted (for cash) automatically on the Maturity Date as described below, unless a Make-Whole Event has occurred. Investors who convert their notes (for cash) prior to the Maturity Date will not receive any additional payment for any accrued and unpaid interest, or any future interest payments. In addition, investors will not receive their payment, if any, upon any optional early cash conversion until the Optional Early Cash Conversion Payment Date, which is the second business day immediately following the relevant Valuation Date following the Early Cash Conversion Date (as defined below). Furthermore, upon any optional early cash conversion of the notes, an investor may receive less cash than expected because the VWAP of the Reference Stock may decline after an investor exercises its early cash conversion right but before we settle our cash conversion obligation.

If a Make-Whole Event occurs prior to the 2nd scheduled trading day immediately preceding the Maturity Date, the notes will no longer be able to be converted for cash, whether prior to or at maturity of the notes.

Payment at Maturity:

If a Make-Whole Event occurs prior to the 2nd scheduled trading day immediately preceding the Maturity Date and the notes have not been previously converted (for cash) early, your payment at maturity, for each $1,000 principal amount notes, will be $1,000, plus any accrued but unpaid interest.

If a Make-Whole Event does not occur prior to the 2nd scheduled trading day immediately preceding the Maturity Date and if the notes have not been previously converted (for cash) early, your payment at maturity, for each $1,000 principal amount note, in addition to any accrued but unpaid interest, will be an amount in cash equal to the Daily Value for the relevant Valuation Date.

Because the notes are initially offered at a premium, you will lose some of your initial investment if the total amount paid on your notes is less than $1,100.

Payment upon Optional Early Cash Conversion:	Your payment upon optional early cash conversion, for each $1,000 principal amount note, will be an amount in cash equal to the Alternative Settlement Amount for the relevant Valuation Date and will be paid on the Optional Early Cash Conversion Payment Date. You will lose some or all of your principal amount if you convert your notes (for cash) early and the Final Stock Price on the relevant Valuation Date is less than the Threshold Price.
No Early Redemption or Early Repurchase:	The notes may not be redeemed early at our option and are not subject to any early repurchase rights prior to the Maturity Date.
Daily Value:	For any Valuation Date, the greater of:
• $1,000; and
• the Alternative Settlement Amount for that Valuation Date
Alternative Settlement Amount:	For any Valuation Date, an amount calculated as follows: $1,000 × (Final Stock Price on that Valuation Date / Threshold Price)
Threshold Price:	$605.06383, which is 119% of the Initial Strike Price
Initial Strike Price:	$508.4570, determined based on certain intraday prices of the Reference Stock on the Strike Date. The Initial Strike Price differs from the VWAP and the regular official closing price of one share of the Reference Stock on the Strike Date or the Pricing Date.
Final Stock Price:	With respect to any Valuation Date, the VWAP of one share of the Reference Stock on that Valuation Date
Stock Adjustment Factor:	The Stock Adjustment Factor is referenced in determining the VWAP of one share of the Reference Stock and is set equal to 1.0 on the Strike Date. The Stock Adjustment Factor is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock, including an adjustment to take into account any Ordinary Dividend that is higher than the Base Dividend. See “The Underlying — Reference Stocks — Anti-Dilution Adjustments” and “The Underlyings — Reference Stocks — Reorganization Events” in the accompanying product supplement, as supplemented by Annex A to the accompanying preliminary pricing supplement.
Strike Date:	March 22, 2024
Pricing Date:	March 25, 2024
Original Issue Date:	March 27, 2024 (settlement date)
Make-Whole Payment Feature:	• If a Make-Whole Event occurs prior to the 2nd scheduled trading day immediately preceding the Maturity Date, investors will receive after the Effective Date of the Make-Whole Event a Make-Whole Payment (if any) in cash and a separate cash payment at maturity equal to $1,000, plus any accrued but unpaid interest. Following the occurrence of a Make-Whole Event prior to the 2nd scheduled trading day immediately preceding the Maturity Date, investors will no longer have the option to convert their notes (for cash) prior to or at maturity. The Make-Whole Payment will be calculated as described under “Additional Key Terms” on PS-1 of the accompanying preliminary pricing supplement based on the Final Stock Price on the relevant Valuation Date and a number of Additional Shares that is designed to approximate some of the lost value of your notes as a result of such event. Investors will not receive any Make-Whole Payment if the Final Stock Price on the relevant Valuation Date is equal to or less than the Threshold Price and the number of Additional Shares is zero.
Maturity Date†:	March 15, 2027
Denominations:	Minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof
CUSIP:	48134XLM5
Other Key Terms:	See “Additional Key Terms” below and on page PS-1 of the accompanying preliminary pricing supplement.
†	Subject to postponement as described under “Annex A — Supplemental Terms of Notes — Postponement of a Determination Date and Payment Dates” in the accompanying preliminary pricing supplement
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,100	—	$1,100
Total	$368,500,000	—	$368,500,000
(1)	The original issue price of the notes is $1,100 per $1,000 principal amount note. Because the notes are initially offered at a premium, you will lose some of your initial investment if the total amount paid on your notes is less than $1,100. See “Supplemental Use of Proceeds” in the accompanying preliminary pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will not receive selling commissions for the notes. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were determined on the pricing date, was $1,092.30 per $1,000 principal amount note. See “The Estimated Value of the Notes” in the accompanying preliminary pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Sole Bookrunner

Additional Key Terms

Valuation Dates:	• For purposes of the payment at maturity, March 11, 2027†;
• for purposes of any payment upon optional early cash conversion, the trading day immediately following the relevant Early Cash Conversion Date; and
• for purposes of the Make-Whole Payment, the trading day immediately following the Effective Date of the relevant Make-Whole Event.
Make-Whole Payment:	If a Make-Whole Event occurs prior to the 2nd scheduled trading day immediately preceding the Maturity Date and the notes have not been previously converted (for cash) early, you will receive on the Make-Whole Payment Date a cash payment per $1,000 principal amount note equal to (a) the Make-Whole Event Intrinsic Value, plus (b) the product of (i) the number of Additional Shares (expressed as a number of shares, for the avoidance of doubt) and (ii) the Applicable Price. You will not receive any cash payment on the Make-Whole Payment Date if the Final Stock Price on the relevant Valuation Date is equal to or less than the Threshold Price and the number of Additional Shares is zero.
Make-Whole Payment Date:	The second business day immediately following the relevant Valuation Date, subject to postponement as described under “Annex A — Supplemental Terms of Notes — Postponement of a Determination Date and Payment Dates” in the accompanying preliminary pricing supplement.
Make-Whole Event Intrinsic Value:	The Alternative Settlement Amount for the relevant Valuation Date, minus $1,000; provided that in no event will the Make-Whole Event Intrinsic Value be less than $0.
Effective Date:	The date on which a Make-Whole Event becomes effective, as determined by the calculation agent in its sole discretion. For the avoidance of doubt, a Make-Whole Event will be deemed to occur on the Effective Date.
Applicable Price:	For any Make-Whole Event, (i) if the consideration paid to holders of the Reference Stock in connection with such Make-Whole Event consists exclusively of cash, the amount of such cash per share of the Reference Stock, and (ii) in all other cases, the average of the last reported sale prices of the Reference Stock for the ten consecutive trading days immediately preceding the Effective Date of such Make-Whole Event, in each case, multiplied by the Stock Adjustment Factor. The Applicable Price will be expressed as a percentage of the Initial Strike Price in the table below.
Additional Shares:	For any Make-Whole Event, a number of shares of the Reference Stock determined by the calculation agent by reference to the table below based on the Effective Date of, and the Applicable Price for, such Make-Whole Event, expressed as a percentage of the Deemed Conversion Rate in the table below.

Applicable Price (expressed as a percentage of the Initial Strike Price)

Effective Date	100%	115%	119%	130%	140%	150%	160%	180%	200%	225%	250%
March 27, 2024	13.34%	11.33%	10.17%	7.25%	5.26%	3.83%	2.80%	1.51%	0.83%	0.41%	0.21%
March 15, 2025	10.20%	10.00%	8.91%	5.98%	4.05%	2.74%	1.86%	0.85%	0.39%	0.15%	0.06%
March 15, 2026	5.25%	7.71%	6.89%	4.03%	2.32%	1.31%	0.73%	0.21%	0.06%	0.01%	0.00%
March 15, 2027	0.00%	0.01%	0.49%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

If the exact Applicable Price (as a percentage of the Initial Strike Price) and/or Effective Date are not set forth in the table above, then:
• if the actual Applicable Price (as a percentage of the Initial Strike Price) is between two Applicable Prices (as a percentage of the Initial Strike Price) in the table or the Effective Date is between two Effective Dates in the table, the number of Additional Shares (as a percentage of the Deemed Conversion Rate) shall be determined by a straight-line interpolation between the number of Additional Shares (as a percentage of the Deemed Conversion Rate) set forth for the higher and lower Applicable Prices (as a percentage of the Initial Strike Price) and/or the earlier and later Effective Dates in the table, as applicable, based on a 365-day year; and
• if the actual Applicable Price (as a percentage of the Initial Strike Price) is in excess of 250% of the Initial Strike Price per share or less than 100% of the Initial Strike Price, the Additional Shares shall be zero in connection with the relevant Make-Whole Event.
Notwithstanding the foregoing, in no event will the Additional Shares exceed a number of shares of the Reference Stock equal to 13.34% of the Deemed Conversion Rate.
Deemed Conversion Rate:	1.65272, which is $1,000 divided by the Threshold Price

You should read this pricing sheet together with the preliminary pricing supplement describing the offering and the related product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary pricing supplement dated March 22, 2024: http://www.sec.gov/Archives/edgar/data/1665650/000121390024025256/ea171907_424b2.htm

Product supplement no. 3-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029706/ea153081_424b2.pdf

Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed with the SEC for more complete information about JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC or any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the related product supplement, the preliminary pricing supplement and this pricing sheet if you so request by calling toll-free 866-535-9248.